Exhibit 99.1

www.acimmune.com © 2019 AC Immune. Not to be used or reproduced without permission. Novel Therapeutics and Diagnostics for Neurodegenerative Diseases Andrea Pfeifer, Ph.D., CEO AC Immune Version November 4

© 2019 AC Immune. Not to be used or reproduced without permission. 2 NASDAQ: ACIU | KOL Lunch | November 2019 Disclaimer This presentation may contain statements that constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts ,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information ‒ Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward - looking statements are qualified in their entirety by this cautionary statement.

© 2019 AC Immune. Not to be used or reproduced without permission. 3 NASDAQ: ACIU | KOL Lunch | November 2019 ▪ Pioneering new ways to treat neurodegenerative diseases associated with misfolded proteins ▪ Listed on Nasdaq since September 2016 (ticker: ACIU) ▪ 71.1 million shares outstanding 1 (free float approximately 50%) ▪ Cash position of CHF 286 million as of Q2 2019 ▪ Based at the EPFL campus in Lausanne, Switzerland ▪ 123 full - time employees About AC Immune (1) As of April 25, 2019

Investment highlights

AC Immune: a leader in neurodegenerative diseases

1
- Addressing largest market opportunity in healthcare
- Pioneering precision medicine in neurodegenerative diseases

2
- Highly productive validated discovery platforms for sustained growth to address misfolded proteins applicable across multiple diseases
  - SupraAntigen™: vaccines and antibodies specific to disease causing conformations
  - Morphomer™: conformation-sensitive small molecules

3
- Broad pipeline with four therapeutic candidates in Phase 2
  - Multiple near-term value inflection points
  - Partnerships with Roche, Janssen and Eli Lilly

4
- Complementary diagnostics in clinical development
- Highly-valued preclinical assets in Tau, a-syn and TDP-43

5
- CHF 286 million in cash, supports operations through Q3 2023[1]
- Increasing investment into key areas of NeuroOrphan and neuroinflammation

(1) As of Q2 2019. Expected cash runway, excluding potential incoming milestones.

NASDAQ: ACIU | KOL Lunch | November 2019
© 2019 AC Immune. Not to be used or reproduced without permission.
4
AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. 5 NASDAQ: ACIU | KOL Lunch | November 2019 “Firsts” reflect ACIU’s leadership in NDD 1 (1) Neurodegenerative diseases; (2) Alzheimer's disease; (3) Progressive supranuclear palsy; (4) First - in - Man; (5) Small molecule Tau - specific aggregation inhibitor 2013 Prevention trial in AD 2 ( crenezumab ) 1 st 2014 A nti - pTau vaccine clinical trial in AD 1 st 2015 1 st Clinical vaccine trial in Down syndrome ( Abeta vaccine ) 2018 1 st FiM 4 clinical data for a - syn PET - imaging tracer 2019 1 st Morphomer TM Tau 5 clinical trial (ACI - 3024)

AC Immune’s Roadmap to successful therapies for neurodegenerative diseases

Roadmap to successful therapies for neurodegenerative diseases

AC Immune

Precision medicine is a key driver for effective treatments

Treat earlier[1]	▪ Prioritize primary and secondary prevention trials ▪ Access diagnostic tools for patient identification
Target Tau[2,3]	▪ Develop therapies and use Tau PET tracers to diagnose/select patients
More homogeneous populations[4,5]	▪ Familial Alzheimer's disease, Down syndrome ▪ NeuroOrphan indications
Precision medicine[6]	▪ Diagnose co-pathologies with selective diagnostics ▪ Select study population based on specific proteinopathies
Target neuroinflammation[7,8]	▪ Develop monoclonal antibodies and small molecules for microglial balance targeting the inflammasome NLRP3[9]-ASC[10] pathway

(1) Reardon S, Nature 2018; (2) Pontecorvo MJ, *et al.*, Brain 2019; (3) Gordon BA, et al., Brain 2019 ; (4) Strydom A, *et al.*, Alzheimers Dement (N Y) 2018 ; (5) Lott IT and Head E.,Nat Rev Neurol. 2019; (6) Robinson JL, *et al.*, Brain 2018; (7) Heneka MT *et al.*, Nat Rev Neurosci. 2018; (8) Wang S *et al.*, Int Immunopharmacol. 2019 ; (9) NOD-like receptor protein 3; (10) Apoptosis-associated speck protein containing a CARD

NASDAQ: ACIU | KOL Lunch | November 2019
© 2019 AC Immune. Not to be used or reproduced without permission.
7
AC Immune

AC Immune’s business strategy

© 2019 AC Immune. Not to be used or reproduced without permission. 9 NASDAQ: ACIU | KOL Lunch | November 2019 Vision SupraAntigen TM Vaccines and antibodies specific to disease causing conformations Morphomer TM Conformation - sensitive small molecules To become a global leader in precision medicine 1 for neurodegenerative diseases leveraging dual proprietary technology platforms to develop breakthrough mono - and combination therapies (1) The goal of precision medicine is to deliver optimally targeted and timed interventions tailored to the individual disease drivers Dual Proprietary Technology Platforms Images: Hickman et a l, JBC 2011; Kroth et al , JBC 2012

Business strategy: 3-pillar approach

Precision medicine ultimately creates differentiation


Vision
Alzheimer's disease (AD)
Non-AD
NeuroOrphans
Diagnostics
Technology platforms
Values

Alzheimer's disease (AD)

- Develop best-in-class late stage assets in partnership
- Develop preventive/therapeutic vaccines as fully owned assets (ACI-24)
- Establish a pipeline of disease modifying small molecules

Non-AD, NeuroOrphans

- Discover therapeutics in Parkinson's disease
- Leverage AD therapeutics in Down syndrome, PSP[1] and other NeuroOrphan diseases
- Target neuroinflammation for NDDs[2] as mono- and combination therapy

Diagnostics

- Accelerate diagnostic pipeline to late stage development
- Use diagnostics for improved clinical trials and external partnerships

(1) Progressive supranuclear palsy; (2) Neurodegenerative diseases

NASDAQ: ACIU | KOL Lunch | November 2019
© 2019 AC Immune. Not to be used or reproduced without permission.
10

© 2019 AC Immune. Not to be used or reproduced without permission. 11 NASDAQ: ACIU | KOL Lunch | November 2019 Investors and funds from partnerships Highly committed institutional investors 1 Five private financing rounds IPO NASDAQ September 2016 Share capital offering of 10 million common shares July 2018 Corporate funding to date 2 (in CHF millions) Upfront payments Milestone payments 1 ) Based on latest schedule 13G and 13F filings; (2) Converted to CHF based on exchange rates at times of receipt; (3) Milestone payments as of 30 September, 2019; (4) With Lilly convertible loan Partner equity investments ▪ CHF 313 million from investor funds ▪ CHF 322 million in partnering related funds 3,4 ▪ CHF 3 billion in total potential payments plus potential royalties outstanding

Pipeline and catalysts

Broad and robust pipeline in neurodegenerative diseases

Driven by proprietary technology platforms for sustained growth

Platform	TARGETS	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLIN	PHASE 1	PHASE 2	PHASE 3	PARTNERS
SupraAntigen™	Tau	semorinemab *(anti-Tau antibody)*	AD[1] trt[2] – prodromal mild						Genentech
			AD trt - moderate						
		ACI-35 *(anti-pTau vaccine)*	AD treatment						Janssen
	Abeta	crenezumab *(anti-Abeta antibody)*[3]	AD prevention						Genentech
		ACI-24 *(anti-Abeta vaccine)*	AD treatment						
			AD trt in Down syndrome[4]						
	a-synuclein	Anti-a-syn antibody	PD[5], NeuroOrphan						
	TDP-43	Anti-TDP-43 antibody	NeuroOrphan						
Morphomer™	Tau	Morphomer Tau *(Tau inhibitor, small molecule)*	AD treatment						Lilly
		Tau-PET[6] tracer	AD and PSP[7] diagnostic						Life Molecular Imaging
	Abeta	Morphomer Abeta *(Abeta inhibitor, small molecule)*	Glaucoma						
	a-synuclein	Morphomer a-syn *(a-synuclein inhibitor, small molecule)*	PD, NeuroOrphan						
		a-syn-PET tracer	PD, a-synuclein pathologies						
	TDP-43	TDP-43-PET tracer	diagnostic						

(1) Alzheimer's disease; (2) Treatment (3) Prevention trial API-ADAD in Colombia; (4) AD-like and cognitive impairment associated with Down syndrome; (5) Parkinson's disease (6) Positron emission tomography; (7) Progressive supranuclear palsy

biologics | small molecules | diagnostics

NASDAQ: ACIU | KOL Lunch | November 2019
© 2019 AC Immune. Not to be used or reproduced without permission.
13
AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. 14 NASDAQ: ACIU | KOL Lunch | November 2019 Key milestones for 2019 Successful delivery of strategy with multiple near - term catalysts ACI - 24 ACI - 35 a - synuclein TDP - 43 a - synuclein PET tracer Morphomer Tau Phase 1b in DS 2 Start Phase 1b/2a Preclinical POC 2 nd generation molecule starts FiM 6 Start Phase 1 SupraAntigen TM Morphomer TM b iologics small molecules diagnostics Preclinical POC semorinemab anti - Tau antibody Start Phase 2 in moderate AD 1 (1) Alzheimer’s disease; (2) P reliminary interim data look (high dose cohort ) (3) T reatment ; (4) AD - like and cognitive impairment associated with Down syndrome; (5) Parkinson’s disease; (6) First - in - Man Preclinical POM AD treatment AD trt 3 in Down syndrome 4 AD treatment PD 5 and NeuroOrphan NeuroOrphan NeuroOrphan PD, a - synuclein pathologies AD treatment Tau PET tracer Start Phase 2 longitudinal study AD treatment neuroinflammation Morphomer Q2 2019 Q1 2019 Q3 2019 Q4 2019 Q3 2019 Q2 2019 Q1 2019

Focus on Tau

© 2019 AC Immune. Not to be used or reproduced without permission. 16 NASDAQ: ACIU | KOL Lunch | November 2019 Affected cell Healthy cell Recipient cell AC Immune’s molecules target pathological Tau at key points in the disease pathway Nucleus Misfolded proteins Normally folded proteins Reverse misfolding Promote disaggregation Inhibit spreading Prevent seeding Morphomer TM target Immunotherapy target ( mAbs , vaccines) Nucleus Nucleus ▪ Targeting both intracellular seeds and extracellular spreading by combination therapy of Morphomers and immunotherapy enables full control of Tau pathology progression ▪ Highly selective Tau imaging diagnostic enables more precise patient characterization and potentially more precise prediction of AD 1 progression (1) Alzheimer’s disease

© 2019 AC Immune. Not to be used or reproduced without permission. 17 NASDAQ: ACIU | KOL Lunch | November 2019 2019 Tau pipeline news 30m € Milestone payment in connection with initiation of a Phase 2 trial CHF milestone payment clinical trial started to evaluate ACI - 35.030 vaccine Tau PET substudy initiated 2 nd anti - Tau monoclonal antibody trial in moderate AD Ph2 Ph1b/2a

© 2019 AC Immune. Not to be used or reproduced without permission. 18 NASDAQ: ACIU | KOL Lunch | November 2019 Diagnostics and therapies: AC Immune: broadest anti - Tau pipeline with key clinical newsflow funds generated from Tau assets clinical trials diagnostic vaccine antibody small molecule Phase 2 1,2 Phase 1b/2a 3 Phase 1 Phase 2 (1) Prodromal/mild trial primary completion estimated; (2) Moderate trial primary completion estimated; (3) I n Alzheimer's disease; (4) Trial of anti - pTau vaccine (safety and immunogenicity); (5) Trial in progressive supranuclear palsy patients (test/ retest) results f Q2 2020 1 f ollowed by Q3 2021 2 Q2 2020 interim analysis 4 Q1 2020 with interim in Q4 2019 Q4 2020 PET tracer 5 Next milestone Product candidates Status Partner

Semorinemab – Phase 2 in AD[1]

Anti-Tau antibody

Target	Designed to intercept the cell-to-cell spread of pathological Tau in extracellular space of brain
Licensee	Genentech A Member of the Roche Group
Key differentiator	▪ Tau pathological spread is dose dependently reduced independent of effector function ▪ Proven target engagement through dose-dependent rise of plasma Tau (mice, cynos, humans)

Dose dependent reduction of Tau pathology (preclinical)

Control Anti-gp120, 30mg/kg

Anti-Tau DANG 30mg/kg



AD/PD conference, Vienna, April 2017

Phase 1 results: Pharmacodynamic response: Plasma Tau concentration 2x higher in AD than in HV[2]



Mean RO7105705 Serum Concentration (µg/ml)
Mean Plasma Tau Concentration (relative log units)
Time (day)
PK
AD, 8400 mg, N=8
HV, 8400 mg, N=7
PD
AD, 8400 mg, N=8
HV, 8400 mg, N=7

- Compared to HV, AD patients exhibited two-fold greater levels of plasma Tau following RO7105705 administration, despite identical RO7105705 exposures in the two populations
- Median half-life of 32.3 days
- No dose-limiting toxicities at high doses

Kerchner *et al*, CTAD 2017

Development status

Phase 2 design (prodromal to mild AD; Tauriel): primary completion estimated in Q2 2020
- 360 prodromal-to-mild AD patients (MMSE[3] 20-30, CDR-GS[4] = 0.5 or 1)
- 3 active doses or placebo for 72 weeks, followed by 96 week open label study
- Primary endpoints: safety measures and CDR-SB[5]; secondary endpoints: RBANS[6] and ADAS-cog13[7]

Phase 2 design (moderate; Lauriet): primary completion estimated in Q3 2021
- 260 patients (MMSE 16-21; CDR-GS = 1 or 2)
- 1 dose or placebo for 49 weeks, followed by open-label study
- Primary endpoints: ADAS-cog11 and ADCS-ADL; secondary endpoints: CDR-SB, MMSE, safety

(1) Alzheimer's disease; (2) Healthy volunteers; (3) Mini-mental state exam; (4) Clinical Dementia Rating-Global Score; (5) Clinical Dementia Rating-Sum of the Boxes; (6) Repeatable Battery for Assessment of Neuropsychological Status; (7) Alzheimer's Disease Assessment Scale-cognitive subscale

NASDAQ: ACIU | KOL Lunch | November 2019
© 2019 AC Immune. Not to be used or reproduced without permission.
19
AC Immune

Preclinical programs with newsflow in Q3

Anti-a-synuclein (a-syn) antibody – Discovery in PD[1]

Target	Misfolded, aggregated a-synuclein (a-syn)
Target characteristics	▪ Pathological a-syn aggregates and forms oligomers and fibrils ▪ Aggregation and spreading of misfolded a-syn are linked to synucleinopathies as shown in patients and animal models
Key results	▪ Antibodies with specificity and high affinity for pathological human a-syn (KD[2] down to 3pM) ▪ Target binding shown for PD, DLB[3] and MSA[4] in human brains from multiple patients ▪ A-syn antibodies, ACI-5755 and ACI-5756, show aggregation inhibition *in vitro* ▪ *In vivo*, ACI-5755 and ACI-5756 significantly decrease pathological a-syn spreading

SupraAntigen™ platform



Hickman et al, JBC 286, 2011

SupraAntigen platform is ideally positioned to generate antibodies with selectivity to:
- Misfolded, aggregated a-syn

Binding preference

Target engagement on Lewy bodies of PD amygdala


Lewy
bodies

PD patient

Delay of a-syn aggregation *in vitro*

Recombinant a-syn aggregation assay


Aggregation half-times (h)
60
40
20
0
***
***
Control
ACI-5755
ACI-5756

Reduction of pathological a-syn *in vivo*[5]

Phosphorylated S129 a-syn (p-Syn[6]) IHC[7]


p-Syn staining density
0.08
0.06
0.04
0.02
0.00
*
*
Vehicle
ACI-5755
ACI-5756

AC Immune unpublished data

Key differentiation	▪ High affinity for pathological a-syn; significant decrease of a-syn spreading
Next steps	▪ IND[8] enabling studies start in Q1 2020

(1) Parkinson's disease; (2) Equilibrium dissociation constant; (3) Dementia with Lewy bodies; (4) Multiple system atrophy; (5) Cortex; (6) p-syn antibody (pSer129; Abcam, UK); (7) Immunohistochemistry; (8) Investigational new drug

NASDAQ: ACIU | KOL Lunch | November 2019
© 2019 AC Immune. Not to be used or reproduced without permission.
21
AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. 22 NASDAQ: ACIU | KOL Lunch | November 2019 Target Aggregated TDP - 43 1 Target characteristics ▪ TDP - 43 is a RNA/DNA binding protein involved in RNA metabolism ▪ Aggregated TDP - 43 loses its physiological function and the extracellular pathological protein is involved in spreading of the pathology ▪ TDP - 43 pathology is found in multiple neurodegenerative diseases such as FTD 2 , AD 3 , HD 4 , ALS 5 and CTE 6 Key results ▪ ACI - 5891 antibody binds to all forms of pathological human TDP - 43 with high affinity ▪ In vivo , ACI - 5891 significantly decreases aggregated TDP - 43 Anti - TDP - 43 antibodies – Discovery Phase ▪ IND enabling studies start in Q2 2020 (1) TAR DNA - binding protein 43; (2) Frontotemporal dementia; (3) Alzheimer's disease; (4) Huntington’s disease; (5) Amyotrophic lateral sclerosis; (6) Chronic traumatic encephalopathy ; (7) Walker et al Acta Neuropathol 2015; (8) Immunohistochemistry Ref: AC Immune unpublished data SupraAntigen platform is ideally positioned to generate antibodies with selectivity to: ▪ Misfolded, aggregated TDP - 43 SupraAntigen TM platform Target engagement on FTD frontal cortex (IHC 8 ) FTD patient Binding preference pTDP - 43 (IHC 8 ) Insoluble TDP - 43 ( biochemistry ) Reduction of pathological TDP - 43 in vivo 7 V e h i c l e A C I - 5 8 9 1 0 5000 10000 15000 RIPA insoluble fraction I n s o l u b l e T D P - 4 3 ( R e l a t i v e u n i t s ) Vehicle ACI-5891 ✱✱✱✱ T g ( r N L S 8 ) V e h i c l e T g ( r N L S 8 ) A C I - 5 8 9 1 0 25 50 75 100 125 pTDP-43 in Cortex p T D P - 4 3 d e n s i t y ( n u m b e r / m m 2 ) Tg(rNLS8) Vehicle Tg(rNLS8) ACI-5891 ✱✱ Next steps Key differentiation ▪ Only antibody reported with demonstrated in vivo activity

Strategic outlook

Strategy for value creation

1. ENFORCE focus on early treatment and prevention trials in homogeneous patient populations

2. EVOLVE strategy to add precision medicine and combination therapy approaches based on patients' specific proteinopathies

- Leverage diagnostics portfolio to identify and track patients

3. INVEST to further build leadership in neurodegenerative diseases

- Execute in line with our **"Roadmap"**
- Focus on Tau and new targets in neuroinflammation

4. DIVERSIFY into other neurodegenerative and NeuroOrphan diseases

- Potential for streamlined regulatory pathway
- Favorable pricing and reimbursement

5. CAPTURE maximum upside by partnering assets at optimal point in development

NASDAQ: ACIU | KOL Lunch | November 2019
© 2019 AC Immune. Not to be used or reproduced without permission.
24
AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. 25 NASDAQ: ACIU | KOL Lunch | November 2019 Milestone highlights H1 2020 Identification of first NLPR3 - ASC inflammasome inhibitor with in vivo activity Semorinemab anti - Tau antibody Phase 2 primary completion estimated in prodromal/mild AD 1 ACI - 24 - DS 2 Phase 1b full study results and Phase 2 initiation ACI - 35.030 Phase 1b/2a in AD interim analysis of anti - pTau vaccine ( safety and immunogenicity) Mor - Tau Phase 1 MAD 3 readout Mor - a - syn PET tracer FiM 4 start (3rd gen) (1) Alzheimer’s disease; (2); Down syndrome; (3) Multiple Ascending Dose; (4) First - in - Man

© 2019 AC Immune. Not to be used or reproduced without permission. 26 NASDAQ: ACIU | KOL Lunch | November 2019 We continue to shape the future of neurodegeneration by discovering and developing breakthrough therapies through pioneering science and precision medicine AC Immune